UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                                WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE




                                                                  April 30,
2021

  Via E-Mail
  Michael J. Kessler, Esq.
  Alston & Bird LLP
  90 Park Avenue
  New York, NY 10016

           Re:     Ready Capital Corporation
                   Amended Schedule TO-I
                   Filed April 21, 2021
                   SEC File No. 005-87416

  Dear Mr. Kessler:

           We have reviewed your filing and your response letter and have the following comment.

  Amended Schedule TO-I

  1. We note your response to prior comment 1. While not necessarily agreeing with your analysis regarding the existence of a tender offer, we have determined not to pursue the applicability of Rule 13e-3 to the offer at this time. We reserve the right to make further inquiry into this matter and make any recommendations we deem appropriate.

           Please direct any questions to me at (202) 551-3619.

                                                                  Sincerely,

                                                                  /s/Daniel F.
Duchovny
                                                                  Daniel F.
Duchovny
                                                                  Special
Counsel
                                                                  Office of
Mergers & Acquisitions